Exhibit 99.10

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

		September 30,	December 31,
		2020	2019
	Note	$	$
ASSETS
Current assets
Cash		47,862,000	7,336,638
Investments, at fair value	5	24,014,142	114,937
Amounts receivable		2,837	46,085
Prepaid expenses and deposits	6	1,352,869	436,436
Sales taxes recoverable		400,850	291,075
Right-of-use assets		37,493	-
Total current assets		73,670,191	8,225,171

Non-current assets
Exploration and evaluation assets	3	1,200,716	1,100,716
Property and equipment	4	845,420	29,149
Total non-current assets		2,046,136	1,129,865

Total Assets		75,716,327	9,355,036

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	637,770	392,849
Flow-through share premium	7	1,370,521	-
Lease liabilities		38,803	-
Total current liabilities		2,047,094	392,849

EQUITY
Share capital	8	76,099,181	10,735,862
Reserves	8	11,040,443	4,667,467
Deficit		(13,470,391)	(6,441,142)
Total equity		73,669,233	8,962,187

Total Equity and Liabilities		75,716,327	9,355,036
NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 13)
SUBSEQUENT EVENTS (Note 16)

These financial statements are authorized for issue by the Board of Directors on November 27, 2020. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director
“John Anderson”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2020	2019	2020	2019
	Note	$	$	$	$
Expenses
Corporate development and investor relations		444,544	-	599,979	-
Depreciation		41,051	3,123	48,031	9,369
Exploration and evaluation expenditures (recovery)	3,9	2,248,817	(13,866)	3,559,529	280,440
Office and sundry		17,156	4,742	62,249	19,664
Professional fees	9	102,977	1,498	383,613	1,498
Salaries and consulting	9	698,833	91,000	1,466,965	489,000
Share-based compensation	8,9	5,484,913	-	8,517,714	-
Transfer agent and regulatory fees		21,829	-	77,068	338
Travel		-	-	61,039	13,407
Loss from operating activities		(9,060,120)	(86,497)	(14,776,187)	(813,716)
Settlement of flow-through share premium	7	485,981	-	587,098	-
Foreign exchange (loss) gain		(7,155)	16	(9,176)	(41)
Impairment of exploration and evaluation assets		-	-	-	(45,000)
Interest expense		(1,268)	-	(1,268)	-
Interest income		4,704	-	7,189	-
Net realized losses on disposal of investments		-	-	-	(120,734)
Net change in unrealized gains (losses) on investments	5	(2,532,310)	1,459	7,163,095	42,043
Loss and comprehensive loss for the period		(11,110,168)	(85,022)	(7,029,249)	(937,448)
Loss per share – basic and diluted ($)	10	(0.09)	(0.00)	(0.07)	(0.02)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30,
	2020	2019
	$	$
Cash flows from operating activities
Loss for the period	(7,029,249)	(937,448)
Adjustments for:
Settlement of flow-through share premium	(587,098)	-
Depreciation	48,031	9,369
Impairment of exploration and evaluation assets	-	45,000
Interest expense	1,268
Share-based compensation	8,517,714	-
Net realized losses on disposal of investments	-	120,734
Net change in unrealized gains on investments	(7,163,095)	(42,043)
	(6,212,429)	(804,388)
Change in non-cash working capital items:
Decrease in amounts receivable	43,248	156,763
(Increase) decrease in prepaid expenses and deposits	(877,613)	1,259
(Increase) in sales taxes recoverable	(109,775)	(71,308)
Increase (decrease) in accounts payable and accrued liabilities	244,921	(571,538)
Net cash used in operating activities	(6,911,648)	(1,289,212)

Cash flows from investing activities
Purchase of exploration and evaluation assets	(100,000)	(127,370)
Expenditures on claims staking	(38,820)	-
Proceeds on disposal of investments	-	280,786
Purchases of property, plant and equipment	(851,710)	-
Net cash (used in) generated from investing activities	(990,530)	153,416

Cash flows from financing activities
Issuance of common shares in initial public offering	31,395,000	-
Issuance of common shares in private placements	7,118,196	1,250,000
Share issue costs	(3,032,606)	-
Stock options exercised	959,500	64,500
Warrants exercised	12,000,000	-
Lease payments	(11,282)	-
Interest expense on lease liabilities	(1,268)	-
Net cash generated from financing activities	48,427,540	1,314,500

Net increase in cash	40,525,362	178,704
Cash at beginning of period	7,336,638	323,179
Cash at end of period	47,862,000	501,883

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2018	56,351,750	2,845,700	530,601	-	(2,421,110)	955,191
Issued pursuant to acquisition of exploration and evaluation assets	167,500	67,000	-	-	-	67,000
Shares issued in private placement	3,125,000	1,250,000	-	-	-	1,250,000
Stock options exercised	430,000	100,620	(36,120)	-	-	64,500
Total comprehensive loss for the period	-	-	-	-	(937,448)	(937,448)
Balance at September 30, 2019	60,074,250	4,263,320	494,481	-	(3,358,558)	1,399,243
Issued pursuant to acquisition of exploration and evaluation assets	349,999	140,000	-	-	-	140,000
Share-based compensation	-	-	2,130,528	-	-	2,130,528
Shares issued in private placement	16,000,000	5,747,542	-	2,252,458	-	8,000,000
Stock options exercised	2,500,000	585,000	(210,000)	-	-	375,000
Total comprehensive loss for the period	-	-	-	-	(3,082,584)	(3,082,584)
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in initial public offering	24,150,000	31,395,000	-	-	-	31,395,000
Shares issued in private placement	15,000,000	16,736,110	-	-	-	16,736,110
Flow-through shares issued in private placements	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(3,032,606)	-	-	-	(3,032,606)
Agents’ warrants issued	-	(791,250)	-	791,250	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	8,517,714	-	-	8,517,714
Stock options exercised	3,115,000	1,643,030	(683,530)	-	-	959,500
Warrants exercised	16,000,000	14,252,458	-	(2,252,458)	-	12,000,000
Total comprehensive loss for the period	-	-	-	-	(7,029,249)	(7,029,249)
Balance at September 30, 2020	142,050,231	76,099,181	10,249,193	791,250	(13,470,391)	73,669,233

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on November 27, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a) Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International

Accounting Standards 34 “Interim Financial Reporting”.

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International

Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)       Basis of presentation

These condensed interim financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)       Significant accounting estimates and judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Flow-Through Shares

On issuance of flow-through shares, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon qualifying expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were no indicators of impairment as at September 30, 2020.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). We have applied the standard prospectively from January 1, 2020. The effects of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions and have not been material in the current fiscal year.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at September 30, 2020 and December 31, 2019:

	Newfoundland
	Queensway(i)	Other	Ontario (ii)	Total
Nine months ended September 30, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Balance as at September 30, 2020	733,700	16,500	450,516	1,200,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,542,344	-	837,133	3,379,477
Assays	166,287	414	36,980	203,681
Drilling	623,351	-	120,773	744,124
Geochemistry	-	-	5,330	5,330
Geophysics	692,424	-	-	692,424
Office & general	21,909	-	629	22,538
Property taxes, mining leases and rent	34,120	-	2,800	36,920
Salaries & consulting	844,736	8,300	106,010	959,046
Supplies & equipment	527,773	-	79,953	607,726
Travel & accommodations	144,416	-	69	144,485
Trenching	142,070	-	31,865	173,935
Exploration cost recovery	(30,680)	-	-	(30,680)
	3,166,406	8,714	384,409	3,559,529
Cumulative exploration expense – September 30, 2020	5,708,750	8,714	1,221,542	6,939,006

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

		Newfoundland
		Queensway(i)	Other	Ontario (ii)	Total
	Nine months ended September 30, 2019	$	$	$	$
	Exploration and evaluation assets
	Balance as at December 31, 2018	276,330	107,835	293,516	677,681
	Additions
	Acquisition costs	132,370	-	62,000	194,370
	Impairment of exploration and evaluation assets	-	(45,000)	-	(45,000)
	Balance as at September 30, 2019	408,700	62,835	355,516	827,051

	Exploration and evaluation expenditures
	Cumulative exploration expense - December 31, 2018	1,890,601	-	831,337	2,721,938
	Assays	6,648	-	1,502	8,150
	Geophysics	136,969	-	-	136,969
	Property taxes, mining leases and rent	34,700	-	3,512	38,212
	Salaries & consulting	81,867	-	-	81,867
	Supplies & equipment	47,703	-	-	47,703
	Travel & accommodations	4,360	-	-	4,360
	Exploration cost recovery	(36,821)		-	(36,821)
		275,426	-	5,014	280,440
	Cumulative exploration expense – September 30, 2019	2,166,027	-	836,351	3,002,378

(i)       Queensway Project – Gander, Newfoundland

As at September 30, 2020, the Company owns a 100% interest in 86 mineral licenses including 6,041 claims comprising 151,030 hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The optioned lands carry various net smelter return (“NSR”) royalties ranging from 0.6% to 2.0% which can be reduced to 0.5% to 1.0%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

(ii) Ontario Projects

As at September 30, 2020, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,631 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR of 1%.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

4.	PROPERTY AND EQUIPMENT

	Property and	Computer	Geological
	Buildings	Equipment	Equipment	Vehicles	Total
Cost	$	$	$	$	$
Balance at December 31, 2019	-	-	-	45,949	45,949
Additions	329,461	15,860	249,026	257,363	851,710
Balance at September 30, 2020	329,461	15,860	249,026	303,312	897,659

Accumulated Depreciation
Balance at December 31, 2019	-	-	-	16,800	16,800
Depreciation	1,450	2,108	11,561	20,320	35,439
Balance at September 30, 2020	1,450	2,108	11,561	37,120	52,239

Carrying Amount
At December 31, 2019	-	-	-	29,149	29,149
At September 30, 2020	328,011	13,752	237,465	266,192	845,420

5.	INVESTMENTS

The Company classifies its investments as subsequently measured at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of income (loss) and comprehensive income (loss) in the period in which they occur.

The fair value and cost of investments as at September 30, 2020 and December 31, 2019 are as follows:

	Fair Value	Cost
	$	$
September 30, 2020	24,014,142	17,323,030
December 31, 2019	114,937	586,920

An analysis of investments including related gains and losses for the nine months ended September 30, 2020 and 2019 is as follows:

	Nine months ended September 30,
	2020	2019
	$	$
Investments, beginning of period	114,937	398,102
Investments acquired in private placement	16,736,110	-
Disposition of investments	-	(280,786)
Realized (loss) on investments	-	(120,734)
Unrealized gain on investments	7,163,095	42,043
Investments, end of period	24,014,142	38,625

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

6.	PREPAID EXPENSES AND DEPOSITS

	September 30,	December 31,
	2020	2019
	$	$
Prepaid expenses	813,331	6,570
Mineral license deposits	539,538	429,866
Prepaid expenses and deposits, end of period	1,352,869	436,436

7.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued
	June 4, 2020	June 10, 2020	Total
	$	$	$
Balance at December 31, 2019	-	-	-
Liability incurred on flow-through shares issued	1,697,704	259,915	1,957,619
Settlement of flow-through share premium on expenditures incurred	(587,098)	-	(587,098)
Balance at September 30, 2020	1,110,606	259,915	1,370,521

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”). At September 30, 2020, the Company incurred $2,134,776 (December 31, 2020 - $Nil) in Qualifying CEE and amortized a total of $587,098 of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of comprehensive income (loss) pro-rata with the amount of qualifying expenditures that will be incurred.

As at September 30, 2020, the Company must spend another $4,983,420 of Qualifying CEE within two years to satisfy its remaining flow-through obligations.

8.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At September 30, 2020, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2020

During the nine months ended September 30, 2020, 3,115,000 stock options were exercised at a weighted average exercise price of $0.31 per share for gross proceeds of $959,500.

During the nine months ended September 30, 2020, 16,000,000 warrants were exercised at a weighted average exercise price of $0.75 per share for gross proceeds of $12,000,000.

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

8.	SHARE CAPITAL AND RESERVES (continued)

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from the date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $749,067. The agents’ warrants are exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

Details of Common Shares Issued in 2019

During fiscal 2019, the Company issued 517,499 common shares at $0.40 per share totaling $207,000, pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

During fiscal 2019, 2,930,000 stock options were exercised at $0.15 per share for gross proceeds of $439,500

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 common shares at $0.40 per share for gross proceeds of $750,000.

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 common shares at $0.40 per share for gross proceeds of $500,000.

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000. Each unit consisted of one common share and one warrant. The warrants were valued at $2,252,458. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for three years from the issuance date.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

8.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the nine months ended September 30, 2020 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December 31,			Cancelled/	September 30,	September 30,
Expiry date	Price	2019	Granted	Exercised	Expired	2020	2020
February 20, 2022	$0.15	1,930,000	-	(1,680,000)	-	250,000	250,000
September 30, 2023	$0.40	350,000	-	(100,000)	-	250,000	250,000
December 17, 2024	$0.50	5,605,000	-	(1,335,000)	-	4,270,000	4,270,000
April 18, 2025	$1.00	-	2,300,000	-	-	2,300,000	2,300,000
May 23, 2025	$1.075	-	1,670,000	-	-	1,670,000	1,670,000
August 11, 2025	$1.40	-	5,040,000	-		5,040,000	5,040,000
September 3, 2025	$2.07	-	215,000	-		215,000	215,000
		7,885,000	9,225,000	(3,115,000)	-	13,995,000	13,995,000
Weighted average exercise price $		0.41	1.26	0.31	-	0.99	0.99
Weighted average contractual remaining life (years)		4.22	4.75	-	-	4.50	4.50

The continuity of share purchase options for the nine months ended September 30, 2019 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December 31,			Cancelled/	September 30,	September 30,
Expiry date	Price	2018	Granted	Exercised	Expired	2019	2019
February 20, 2022	$0.15	4,860,000	-	(430,000)	-	4,430,000	4,430,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
		5,210,000	-	(430,000)	-	4,780,000	4,780,000
Weighted average exercise price $		0.17	-	0.15	-	0.17	0.17
Weighted average contractual remaining life (years)		3.18	-	-	-	2.39	2.39

The weighted average fair value of share purchase options exercised during the nine months ended September 30, 2020 is $0.22 (nine months ended September 30, 2019 - $0.08).

The weighted average fair value of share purchase options granted during the nine months ended September 30, 2020 is $0.92 (nine months ended September 30, 2019 - $Nil).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Nine months ended September 30,
	2020	2019
Risk-free interest rate	0.40%	-
Expected option life in years	5.0	-
Expected share price volatility(i)	99.25%	-
Grant date share price	1.26	-
Expected forfeiture rate	-	-
Expected dividend yield	-	-

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

8.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The continuity of warrants for the nine months ended September 30, 2020 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,			Cancelled/	September 30,
Expiry date	Price	2019	Issued	Exercised	Expired	2020
August 11, 2021	$1.30	-	1,379,768	-	-	1,379,768
May 12, 2022	$1.30	-	39,475	-	-	39,475
May 13, 2022	$1.50	-	36,052	-	-	36,052
June 4, 2022	$1.50	-	28,230	-	-	28,230
June 10, 2022	$1.30	-	4,107	-	-	4,107
November 29, 2022	$0.75	16,000,000	-	(16,000,000)	-	-
		16,000,000	1,487,632	(16,000,000)	-	1,487,632
Weighted average exercise price $		0.75	1.31	0.75	-	1.31
Weighted average contractual remaining life (years)		2.92	0.92	-	-	0.92

The Company did not have any warrants outstanding at September 30, 2019.

The weighted average fair value of warrants exercised during the nine months ended September 30, 2020 is $0.14 (nine months ended September 30, 2019 - $Nil).

The weighted average fair value of warrants issued during the nine months ended September 30, 2020 is $0.53 (nine months ended September 30, 2019 - $Nil).

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Nine months ended September 30,
	2020	2019
Risk-free interest rate	0.25%	-
Expected option life in years	1.07	-
Expected share price volatility(i)	91.93%	-
Grant date share price	1.38	-
Expected forfeiture rate	-	-
Expected dividend yield	-	-

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc., is as follows:

	Nine months ended September 30,
	2020	2019
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	123,815	154,500
Options exercised by members of key management	500,000	-

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the nine months ended September 30, 2020, key management personnel compensation totaled $8,776,770 (nine months ended September 30, 2019 - $377,500) comprised of salaries and consulting of $1,349,653 (nine months ended September 30, 2019 - $377,500) paid to the Chief Financial Officer, the

Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive

Chairman, and share-based compensation of $7,427,117 (nine months ended September 30, 2019 - $Nil) relating to 8,030,000 (nine months ended September 30, 2019 – Nil) stock options granted to directors and officers of the Company.

As at September 30, 2020, $27,083 is included in accounts payable and accrued liabilities for amounts owed to the Chief Operating Officer (nine months ended September 30, 2019 - $12,242).

On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp.

(“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On

February 19, 2020, the Company announced that the binding letter agreement was mutually terminated. During the nine months ended September 30, 2020, the Company paid $127,234 to MGMC for legal fees incurred in connection with the transaction which was terminated.

There are no ongoing contractual commitments resulting from these transactions with related parties.

10.	LOSS PER SHARE

		Three months ended		Nine months ended
		September 30,		September 30,
		2020	2019	2020	2019
	Loss attributable to common shareholders ($)	11,110,168	85,022	7,029,249	937,448
	Weighted average number of common shares outstanding	126,598,583	58,030,006	102,445,597	57,860,349
	Loss per share attributed to common shareholders	$0.09	$0.00	$0.07	$0.02

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

10.	LOSS PER SHARE (continued)

Diluted loss per share did not include the effect of 13,995,000 (2019 – 4,780,000) share purchase options and 1,487,632 (2019 – Nil) common share purchase warrants as they are anti-dilutive.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine months ended September 30,
	2020	2019
	$	$
Non-cash investing and financing activities:
Investments received for private placement	16,736,110	-
Agents warrants issued in private placements	791,250	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

12.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

13.	COMMITMENTS

The Company is required to spend approximately $1,481,005 over the next 12 months to keep all claims owned in good standing.

14.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s only financial instrument measured at fair value are its investments, for which the fair value is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS (continued)

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1	Level 2	Level 3	Total
		$	$	$	$
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
September 30, 2020	24,014,142	24,014,142	-	-	24,014,142
December 31, 2019	114,937	114,937	-	-	114,937

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2019.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at September 30, 2020, the Company has total liabilities of $2,047,094 and cash of $47,862,000 which is available to discharge these liabilities (December 31, 2019 – total liabilities of $392,849 and cash of $7,336,638). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2019.

Market risk

(i)       Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at September 30, 2020 would not have a material impact on the Company’s net earnings and other comprehensive income. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the Australian dollar at September 30, 2020 would change the company’s net loss (income) by $47,248 as a result of a 10% change in the Canadian dollar exchange rate relative to the Australian dollar.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS (continued)

(iii) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv) Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at September 30, 2020 would change the Company’s net income (loss) by $2,401,414, as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2019.

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at September 30, 2020 totalled $73,669,233 (December 31, 2019 - $8,962,187). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2020.

16.	SUBSEQUENT EVENTS

Stock Options Exercised

Subsequent to September 30, 2020, 575,000 stock options were exercised at a weighted average price of $0.50 for gross proceeds of $290,000.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

16.	SUBSEQUENT EVENTS (continued)

Stock Options Granted

Subsequent to September 30, 2020, 25,000 stock options were granted at an exercise price of $2.15 and an expiry date of October 1, 2025.

Warrants Exercised

Subsequent to September 30, 2020, 554,292 warrants were exercised at a price of $1.30 for gross proceeds of $721,057.